Exhibit 99.1

MHG - Ex. dividend NOK 1.00 today

The shares in Marine Harvest ASA traded at the Oslo Stock Exchange and the American Depositary Shares (ADS) traded on the New York Stock Exchange will both be traded ex dividend NOK 1.00 as from today, 4 September 2014.
The expected dates for the payment of dividend are 15 September 2014 for the shares listed on the Oslo Stock Exchange and 22 September 2014 for the US American Depositary Receipt Program.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.